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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
                                                      --------------------------
                                                      CUSIP NUMBER
                                                      --------------------------

                                                  COMMISSION FILE NUMBER 0-26096

(Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended: MARCH 31, 2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

THE UNIMARK GROUP, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

124 MCMAKIN ROAD
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Address of Principal Executive Office (Street and Number)

BARTONVILLE, TEXAS 76226
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/  (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                        (Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         David E. Ziegler               (817)               491-2992
-----------------------------------  -----------  ------------------------------
               (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). State below in reasonable detail the reasons by Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.
                                                               Yes / / No /X/

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             Yes / / No / /

                                SEE ATTACHMENT A

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            The UniMark Group, Inc.
       ------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 18, 2004                         By  /s/ David E. Ziegler
    ------------------------------------     -----------------------------------
                                             Name: David E. Ziegler
                                             Title: Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                 ATTACHMENT "A"
                                 TO FORM 12b-25

The UniMark Group, Inc. (the "Company") hereby seeks relief pursuant to Rule 12b-25(b) of the filing deadline for its Form 10-Q for the quarterly period ended March 31, 2004 and requests an extension of its filing deadline. The annual audit of the Company's consolidated financial statements for its fiscal year ended December 31, 2002 by its independent public accountants was finalized on July 25, 2003 and the Company filed its annual Report on Form 10-K for its fiscal year ended December 31, 2002 on August 12, 2003. On December 5, 2003, the Company filed its Form 10-Q for the quarterly period ended March 31, 2003 and on March 8, 2004 filed its Form 10-Q for the quarterly period ended June 30, 2003. The Company is currently working on its Form 10-Q for the quarterly period ended September 30, 2003. As soon as the Company finalizes its Form 10-Q for the quarterly period ended September 30, 2003 they will work on finalizing its Form 10-K for its fiscal year ended December 31, 2003 and then work on finalizing its Form 10-Q for the quarterly period ended March 31, 2004.

The Company's independent public accountants have also informed the Company that they will be unable to complete their audit review work within the prescribed extension period.

As a result of the Company's Form 10-Q being incomplete at this time, the Company is unable to reasonably estimate the results of operations for the quarterly period ended March 31, 2004 to determine if any significant changes have occurred in its results of operations from the corresponding period in its last fiscal year. Income from operations for the three months ended March 31, 2003 amounted to $95,000.


*****************************
The information above contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "estimates", "will", "should", "plans", or "anticipates" or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. Although the Company estimates that it will report a net loss based upon the financial information available to it, there can be no assurances that accounting adjustments for valuation allowances for receivables, inventory, deposits or plant and equipment, impairment of long-lived assets, foreign taxes or currency translation losses would adversely impact the Company's current estimate.